FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  June, 2004

ALMADEN MINERALS LTD.

(Translation of registrant's name into English)

750 West Pender Street, Suite 1103, Vancouver, B.C. Canada  V6C 2T8

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

EXHIBITS

Press Release dated 06/11/04

Form 27 Securities Act (Ontario), Form 53-901.F Securities Act (British Columbia),

   Material Change Report dated 06/10/04

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Almaden Minerals Ltd.

(Registrant)

By:/s/ Duane Poliquin

(Signature)

Duane Poliquin, President

Date:  June 11, 2004

Almaden Minerals Ltd.

1103-750 West Pender St. Vancouver, B.C., Canada V6C 2T8 ph. 604 689-7644 facs. 604 689-7645

NEWS RELEASE  June 11, 2004

Trading Symbol: AMM -TSX

www.almadenminerals.com

Progress Report on the El Pulpo Project, Mexico

The El Pulpo property is located north-east of Mazatlan and covers an area of approximately 200 square kilometres. Almaden Minerals Ltd. (Almaden) has optioned this property to Ross River Minerals Ltd. (Ross River) who can earn a 60% interest by spending US$3,000,000 and issuing 425,000 shares to Almaden. Almaden and Ross River have identified high grade porphyry related gold, silver and copper mineralisation over a surface area in excess of 12 square kilometres. The property hosts at least two copper-gold porphyry targets and three high grade gold vein targets. Ross River has provided the company with the following results in the form of a news release, an excerpt from which follows:

"Ross River Minerals Inc. is pleased to announce that it has confirmed Cerro Colorado as the third and largest copper-gold porphyry target identified to date on its 200 square kilometre El Pulpo property. This is in addition to the previously identified La Langosta/El Bagre and La Cetolla copper-gold porphyry targets and the Papaya, La Trucha, El Sauz and El Tiburon gold-silver vein targets.

As previously reported, a large I.P. chargeability anomaly was outlined associated with gold, silver and copper soil geochemistry anomalies. Previous work focused on the gold potential along a northeast-southwest trending ridge characterized by sheeted and stockwork gold bearing quartz-tourmaline veining within zones of phyllic alteration in an intrusive setting. Prospecting and geological mapping of anomalous soil geochemistry and geophysical anomalies north of the northeast-southwest trending ridge in topographically lower areas has discovered widespread fractured controlled and disseminated porphyry style chalcopyrite mineralization within potassically altered granodiorite. At higher elevations the anomalies are associated with a widespread reddish-brown soil overlying altered oxidized granodiorite with remnant chalcopyrite, pyrite and iron oxides with anomalous copper in soils ranging from greater than 200ppm copper to over 6,000ppm copper.

The porphyry mineralization on Cerro Colorado appears to be outlined by three chargeability anomalies >10mV/V at n=1, forming a rough ellipse. On most lines, which are spaced at 200 metres, the chargeability increases at depth with greater than 15mV/V to >30mV/V. The largest anomaly has a length of 1,900 metres and a width of 750 metres and trends northeast-southwest. The second anomaly 520 metres northwest of the first has dimensions of 800 metres by 300 metres trending in a northwest-southeast direction. The third anomaly 200 metres west of the first is 450 metres by 300 metres in size.

All the chargeability anomalies have coincident copper soil geochemistry anomalies (>200ppm - 6,200ppm copper), silver soil geochemistry anomalies (>1,000ppb - 30,049ppb silver) and gold soil geochemistry anomalies (>30ppb - 3,213ppb gold). Molybdenum (>6ppm -118ppm) and zinc (>250ppm - 1,731ppm) overlap and are outboard of the copper anomalies. Where the anomalies outcrop, potassic (biotite+/-potassium feldspar+/-hematite after magnetite) and phyllic (sericite+/-quartz+/-pyrite) alteration with chalcopyrite and/or copper oxides are observed. The surficial distribution of these metals is consistent with large porphyry copper deposits.

To date at least forty percent of the Cerro Colorado area has been mapped and sampled as part of a follow-up program of prospecting and mapping the soil geochemistry and geophysical anomalies. Assays are pending for rock samples. James R. Reeves P.Geo. is the qualified person supervising the geologic work in this area.

Drilling is continuing on the Papaya and La Trucha gold, silver, copper vein targets and results will be reported when received. Trenching is also continuing on the Cerro Colorado, La Langosta and Papaya targets. Management is extremely encouraged by the on-going field program that continues to identify new and larger copper, gold, silver targets."

The quote above from a Ross River news release refers to the unit of measurement "mV/V". This is the geophysical unit of measurement for chargeability, or the overvoltage induced in the geophysical survey. Chargeability is a function of the metallic mineral content of the area surveyed. Almaden believes these results to be very encouraging and are representative of a large copper-gold bearing intrusive hosted system. Ross River informed Almaden that Acme Analytical Labs of Vancouver carried out the analyses reported above.

Almaden currently has thirteen active joint ventures on sixteen properties. This includes eight joint venture deals in which other companies are earning an interest in the Almaden projects by spending, and a regional exploration program with partner BHP Billiton underway to explore for copper-gold deposits in Mexico. In addition, Almaden is continuing its aggressive exploration efforts in Mexico and Canada.

ON BEHALF OF THE BOARD OF DIRECTORS

"Morgan J. Poliquin"

__________________________

Morgan J. Poliquin, M.Sc., P.Eng.

Director

The Toronto Stock Exchange has not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management.  Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission.

This is a form of a material change report required under Section 75(2) of the Securities Act (Ontario).

FORM 27

Securities Act

This is a form of a material change report required under Section 85(1) of the Securities Act (British Columbia).

FORM 53-901.F

Securities Act

MATERIAL CHANGE REPORT

Item 1.

Reporting Issuer

ALMADEN MINERALS LTD. (the "Issuer")

1103-750 West Pender Street

Vancouver, British Columbia  V6C 2T8

Telephone: (604) 689-7644

Item 2.

Date of Material Change

May 28, 2004

Item 3.

Press Release

Press releases were issued in Vancouver, British Columbia for distribution on Canada NewsWire on May 21, 2004 and May 28, 2004.

Item 4.

Summary of Material Change

New resources estimate on Issuer's Siwash Gold Deposit - British Columbia.

Item 5.

Full Description of Material Change

  New estimate is contained in 2004 update of Resource Siwash Project Elk Property by G.H. Giroux, P. Eng., MASc. Giroux Consultants Ltd. on May 19, 2004, Amended May 28, 2004 (SEDAR filed) ("Report"), summary and conclusions are as follows with appended tables:

  The Elk property owned by Almaden Minerals Ltd. ('Almaden') is located 40 km west of Okanagan Lake approximately midway between Merrit and Peachland. Access to the claims is via the Okanagan Connector (HWY 97C), east from Merrit for 55 km to the Elkhart interchange at Elkart Lodge.

  The property consists of 492 units comprised of 48 two post claims, 28 four post claims, 8 fractional claims and 1 mining lease.

  The property was first discovered in the early 1900's when several short adits were excavated exploring narrow quartz veins hosting lead-zinc-silver-gold mineralization. The area was staked by several companies in the 1960's and 70's when the near by Brenda Mine was being developed. The current property was staked in 1986 by Cordilleran Engineering Ltd. for Fairfield Minerals Ltd. after discovering gold-bearing pyritic quartz veins by prospecting in clearcut logged areas. Prospecting, soil and stream geochemistry, geophysics, trenching and drilling have since discovered a number of gold bearing quartz veins. From 1992 to 1994 a total of 14,720 tonnes have been mined from the Siwash North open pit on the B vein recovering a total of 1,481,000 gms (47,600 ozs) of gold. A decline 985 m in length was developed on the Siwash B vein and several areas were test mined between 1993 and 1995 producing an additional 120,000 gms (3,860 ozs) of gold from 1,780 tonnes of material mined.

  The Elk property is underlain by Upper Triassic volcanics and sediments of the Nicola Group and by Middle Jurassic granites and granodiorites of the Osprey Lake Batholith. Gold-silver mineralization is hosted primarily by pyritic quartz veins and stringers within altered granite and in some cases volcanic rocks. To date a total of eight mineralized vein systems have been discovered on the property. Of these two main veins the Siwash North B Vein and WD Veins have been extensively diamond drilled. The Siwash North B vein has been drill tested and mined by both open pit and underground methods over 950 m strike length. The dip is a shallow -20o near surface and steepens to -60o at depth. The WD vein is more or less parallel to the B vein about 150 m to the north. Drilling has followed the WD vein for 600 m along strike and 350 m down dip.

  The 2003 exploration season focussed on drill testing the WD vein with 30 drill holes totaling 6,750 m completed. As many of these holes also intersected the B vein the resource estimate for both veins was reviewed.

  Giroux Consultants Ltd. has been retained to provide an update to the resource present on the Elk Property. Giroux visited the property and examined drill core during the dill program, on October 28, 2003.

  Quality assurance and quality control on the property has changed with time. Prior to 2000 the entire core was shipped for assay. At Acme about one out of every 20 samples was re-assayed. In addition a limited amount of check assays were shipped to Chemex for reanalysis. From 2000 to 2002 every twentieth sample was duplicated by taking a quarter split and assigning it the next sequential sample Page 2 number. Blank samples were submitted to the lab at the same frequency as the duplicates. The blanks were taken from unaltered granodiorite core that contained no quartz veining. In addition, Acme routinely re-assays splits from pulps and rejects. During the 2003 drill program, a set of prepared standards obtained from CDN Resource Laboratories was introduced into the assay stream. The results of the QA\QC program instituted on the Elk property has shown reasonable reproducibility, no analytical or sampling bias and large random errors consistent with high grade gold deposits.

  Gold assays were examined using graphical and statistical techniques and as a result capped at 302 g Au/t (8.8 oz/t). A total of 12 assays were capped.

  The resource for the Siwash North B vein and WD vein was first calculated using a two dimensional method which involves estimating thickness and gold accumulation (thickness x gold grade) for a number of blocks located in the plane of the vein. For each drill hole that intersected a vein, a true thickness was calculated. For each vein the intersections were rotated in the horizontal and vertical planes as required to produce a long section that approximated the true vein surface. A grid of blocks 10 x 10 m for the B Vein and 20 x 20 m for the WD vein were superimposed on the long section and estimated by ordinary kriging.

  The B vein was subdivided into three domains for estimation based on vein structure. Due to the change in dip a Flat near surface segment that included the open pit was estimated east to the RBF Fault trace and where the vein steepened below the 1600 level a Steep segment was estimated. The third B vein domain was east of the RBF fault.

  A total measured plus indicated resource for the B and WD veins at a 7.0 g Au/t cutoff was 164,000 tonnes averaging 33.7 g Au/t. An additional 195,000 tonnes averaging 16.4 g Au/t was classed inferred. (See Table below)

Underground 2D Resource Estimate 2004

Measured and Indicated Resource					Inferred Resource
Area	Gold Cutoff Grade	Tonnes	Gold Grade (g/t)	Contained Ounces Gold	Tonnes	Gold Grade (g/t)	Contained Ounces Gold
B Flat Vein	7 g/t	20,700	19.41	12,900	500	7.74	100
B Steep Vein	7 g/t	71,800	44.69	103,200	59,800	19.77	38,000
B East Vein	7 g/t	28,900	22.30	20,700	36,200	15.51	18,100
WD Vein	7 g/t	42,600	29.82	40,800	98,700	14.69	46,600
Total	7 g/t	164,000	33.69	177,600	195,200	16.38	102,800

  The Siwash North B vein when it crosses from granodiorite to quartz monzonite tends to split up with less continuous parallel splays produced. The tonnages and resource presented above in the two dimensional approach ignored the parallel splays. The WD vein has a similar situation with several parallel smaller splays ignored for this estimate. To allow for the possibility of open pit mining the Siwash North B vein east of the existing pit, the splays were combined with the main B vein and internal waste between them assigned a grade of 0.001 g Au/t. A three dimensional solid was produced to encompass all the mineralization and a three dimensional block model was estimated. It must be noted that the tonnage and volume contained within this model would include significant parts of the B Flat, B Steep and B East vein resource estimated in the 2D approach above. Using this three dimensional approach at a 1 g Au/t cutoff a total of 564,000 tonnes averaging 4.4 g Au/t would be considered measured plus indicated and an additional 1,139,000 tonnes averaging 3.1 g Au/t would be inferred. (See table below).

Bulk Mining 3D Resource Estimate 2004

Measured and Indicated Resource	Inferred Resource
Gold Cut off Grade	Tonnes	Gold Grade (grams per tonne)	Contained Ounces Gold	Tonnes	Gold Grade (grams per tonne)	Contained Ounces Gold
0.5 g/t	808,200	3.264	84,800	1,488,300	2.570	123,000
1.0 g/t	564,100	4.361	79,100	1,138,900	3.126	114,500

  Additional drilling is recommended to test for extensions to the Siwash North B vein and WD vein systems. The bulk mining scenario should be examined by a mining engineer with a pit optimized on the three dimensional block model.

Item 6.

Reliance on Section 74(3) of the Act

N/A

Item 7.

Omitted Information

N/A

Item 8.

Senior Officers

The Senior Officer of the Issuer who is knowledgeable about the material change and the report is Duane Poliquin, President.

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated this 10th day of June, 2004.

ALMADEN MINERALS LTD.

                                                                                            "Duane Poliquin"

By:

President

(Official Capacity)

Duane Poliquin

(Please print here name of individual whose signature appears above.)